

**Magna International Inc.**
337 Magna Drive
Aurora, Ontario L4G 7K1
Tel (905) 726-2462
Fax (905) 726-7164

# PRESS RELEASE

## MAGNA ANNOUNCES COMPLETION OF REDEMPTION OF PREFERRED SECURITIES

**September 30, 2004, Aurora, Ontario, Canada……Magna International Inc. (TSX: MG.A, MG.B; NYSE: MGA)** today announced the completion of redemption of all of the Cdn $165 million in outstanding 8.65% Series A Preferred Securities and all of the U.S. $170 million in outstanding 8.875% Series B Cumulative Quarterly Income Preferred Securities (collectively, the "Preferred Securities"). The Preferred Securities were redeemed at a price equal to 100% of the principal amount of the Preferred Securities plus accrued and unpaid interest thereon to, but excluding, the respective dates of redemption. The Preferred Securities were called for redemption on August 10, 2004.

For further information, please contact Louis Tonelli at (905) 726-7035.

Magna, the most diversified automotive supplier in the world, designs, develops and manufactures automotive systems, assemblies, modules and components, and engineers and assembles complete vehicles, primarily for sale to original equipment manufacturers of cars and light trucks in North America, Europe, Mexico, South America and Asia. Our products include: automotive interior and closure components, systems and modules through Intier Automotive Inc.; metal body systems, components, assemblies and modules through Cosma International; exterior and interior mirror and engineered glass systems through Magna Donnelly; fascias, front and rear end modules, plastic body panels, exterior trim components and systems, greenhouse and sealing systems, roof modules and lighting components through Decoma International Inc.; various engine, transmission and fueling systems and components through Tesma International Inc.; a variety of drivetrain components through Magna Drivetrain; and complete vehicle engineering and assembly through Magna Steyr.

Magna has approximately 81,000 employees in 217 manufacturing operations and 49 product development and engineering centres in 22 countries.

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**For further information about Magna, please see our website at www.magna.com. Copies of financial data and other publicly filed documents are available through the internet on the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com.**